Exhibit 10.2

THIRD AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS THIRD AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”), entered into this 30th day of January, 2014, by and between AmSurg Corp., a Tennessee corporation with its principal place of business at 20 Burton Hills Boulevard, Nashville, Tennessee 37215 (“Company”), and Claire M. Gulmi (“Officer”), hereby amends and replaces in its entirety that certain Second Amended and Restated Employment Agreement, dated January 30, 2009, between the Company and Officer.

W I T N E S S E T H:

1. EMPLOYMENT. The Company employs Officer and Officer hereby accepts employment under the terms and conditions hereinafter set forth.

2. DUTIES. Officer is engaged as Executive Vice President and Chief Financial Officer of the Company. Her powers and duties in that capacity shall be those normally associated with the position of Executive Vice President and Chief Financial Officer. During the term of this Agreement, Officer shall also serve without additional compensation in such other offices of the Company and its subsidiaries to which she may be elected or appointed by the Board of Directors.

3. TERM. Subject to provisions of termination as hereinafter provided, the initial term of Officer’s employment under this Agreement shall terminate on December 31, 2014. On each December 31 during the term of this Agreement, commencing on December 31, 2014, unless the Company notifies Officer, pursuant to the following paragraph, that her employment under this Agreement will not be extended, her employment under this Agreement shall automatically be extended for a one (1) year period on the same terms and conditions as are set forth herein.

If the Company elects not to extend Officer’s employment under this Agreement, it shall do so by notifying Officer in writing not less than sixty (60) days prior to the applicable December 31 of this Agreement. If the Company does not elect to extend Officer’s employment under this Agreement other than for Cause (as hereinafter defined), Officer shall be considered to have been terminated without Cause upon the expiration of her employment, and Officer will receive the payments and benefits set forth in Section 8 hereof.

4. COMPENSATION.

a.	For all duties rendered by Officer, the Company shall pay Officer a minimum salary of $459,680 per year, payable in equal semi-monthly installments. In addition thereto, each year, beginning January 1, 2014, Officer’s compensation will be reviewed by the Board of Directors of the Company, or the Compensation Committee thereof, and after taking into consideration performance and any other factors deemed relevant, the Committee may increase Officer’s salary. Officer will be eligible to receive an annual bonus on the terms and conditions approved by the Compensation Committee of the Company’s Board of Directors. Officer shall also be eligible to receive equity incentive awards as approved from time to time by the Compensation Committee of the Company’s Board of Directors.

b.	All compensation payable hereunder shall be subject to withholding for federal income taxes, FICA and all other applicable federal, state and local withholding requirements.

c.	The Company shall pay the reasonable expenses incurred by Officer in the performance of her duties under this Agreement (or shall reimburse Officer on account of such expenses paid directly by Officer) in accordance with the Company’s policies and procedures. Any such reimbursement of expenses shall be made by the Company promptly upon or as soon as reasonably practicable following receipt of supporting documentation reasonably satisfactory to the Company (but in any event not later than the close of Officer’s taxable year following the taxable year in which the expense is incurred by Officer); provided, however, that upon Officer’s termination of employment with the Company, in no event shall any additional reimbursement be made prior to the Section 409A Payment Date (as such term is defined in Section 22) to the extent such payment delay is required under Section 409A(a)(2)(B)(i) of the Internal Revenue Code of 1986, as amended (the “Code”). In no event shall any reimbursement be made to Officer for such expenses after the later of a. the first anniversary of the date of Officer’s death or b. December 31 of the calendar year following the year of the Officer’s termination of employment with the Company (other than by reason of Officer’s death).

d.	Officer shall be eligible to receive such equity incentive awards under the Company’s equity incentive plans as may be approved from time to time by the Compensation Committee of the Board of Directors of the Company. Any such awards shall be subject to such vesting and other terms and conditions as shall be approved by the Compensation Committee of the Board of Directors of the Company. Any such awards that are subject solely to time-based vesting restrictions (including any such awards outstanding as of the date of this Agreement) shall automatically vest upon the termination of employment of Officer as a result of (i) the death of Officer, (ii) the Disability of Officer (as defined in Section 6), (iii) the termination of employment by Officer for Good Reason (as defined in Section 21), and (iv) the termination of employment by the Company without Cause (as defined in Section 7); provided, that the vesting of such awards shall not accelerate upon the termination of Officer as a result of the termination of employment by the Company without Cause (as defined in Section 7) if such termination without Cause by the Company is a Performance Termination (as defined in Section 21).

5. EXTENT OF SERVICE. Officer shall devote substantially her entire time, attention and energies to the business of the Company and shall not during the term of this Agreement take an active role in any other business activity without the prior written consent of the Company; but this shall not prevent Officer from making real estate or other investments of a passive nature or devoting time to charitable and non-profit activities and service as a director on the board(s) of directors of companies (whether public or private) other than the Company, in each case, in accordance with the Company’s Corporate Governance Guidelines and in a manner that does not interfere with the performance of her duties to the Company.

6. DISABILITY. In the event Officer shall become disabled as defined in Treasury Regulation 1.409(A)-3(i)(4) (“Disability”), the Company shall provide the following payments and benefits:

a.	The Accrued Rights (as defined in Section 7(a) below);

b.	If Officer’s employment is terminated following the end of a fiscal year and prior to the payment date for the bonus described in Section 4(a), if any, that Officer would have been entitled to receive with respect to such completed fiscal year, based upon the Company’s actual results, the Company shall pay to Officer, at the time such bonus is paid to other executives of the Company according to the terms of the applicable bonus program adopted by the Company, the amount of such bonus described in Section 4(a), if any, that Officer would have been entitled to receive with respect to such completed fiscal year had Officer’s employment not terminated prior to the payment date for such bonus; and a pro rata portion of the bonus described in Section 4(a), if any, that Officer would have been entitled to receive for the fiscal year in which the Disability Payment Date (as defined below) occurs, based upon the Company’s actual results for the year of termination and the percentage of the fiscal year that shall have elapsed through the Disability Payment Date, payable to Officer pursuant to Section 4(a) had Officer’s employment not terminated, which pro-rata bonus shall be paid at the time such bonus is paid to other executives of the Company according to the terms of the applicable bonus program adopted by the Company; and

c.	Through insurance or on its own account coverage for Officer that will provide payment of Officer’s full salary and benefits for twelve (12) months, with (i) the payment of Officer’s salary to commence within thirty (30) days (with the date of such initial payment(s) determined by the Company in its sole discretion) of the Disability Payment Date (as defined below) and (ii) such payments being paid on the same terms and with the same frequency as Officer’s salary was paid prior to such incapacity or illness. For the period beyond twelve (12) months, the Company shall provide such coverage to Officer as is then available to Officer in accordance with Company policy. To the extent that payments are received from Worker’s Compensation or other Company paid disability plans, the Company’s obligations will be reduced by amounts so received.

The date on which it is determined that Officer is Disabled is referred to herein as the “Disability Payment Date.”

7. TERMINATION FOR CAUSE.

a.	The Company may terminate Officer’s employment for Cause, without any further liability hereunder to Officer, except that Officer shall be entitled to (i) payment of all accrued but unpaid salary through the date of termination, (ii) reimbursement for all incurred but unreimbursed expenses for which Officer is entitled to reimbursement in accordance with Section 4(g), and (iii) benefits to which the Officer is entitled as of the date of termination of employment under the terms of applicable benefit plans and programs (the “Accrued Rights”).

b.	For the purposes of this Agreement, the Company shall have “Cause” to terminate Officer’s employment based upon the following grounds (i) a felony conviction of Officer or the failure of Officer to contest prosecution for a felony, (ii) conviction of a crime involving moral turpitude, or (iii) willful and continued misconduct or gross negligence by Officer in the performance of her duties as an officer after written notice from the Company that reasonably identifies the manner in which the Company believes that she has committed gross negligence or willful misconduct and the failure by Officer to cure such failure within forty-five (45) days after delivery of such notice. For purposes of this Section 7, “willful” shall be determined by the Board of Directors of the Company. In making such determination, the Board of Directors of the Company shall not act unreasonably or arbitrarily and no act or omission by Officer shall be deemed willful if taken by Officer in a good faith belief that such act or omission to act was in the best interests of the Company or if done at the express direction of the Board.

c.	Prior to making a determination to terminate the Officer’s employment for Cause, Officer shall have the opportunity, together with her counsel, to be heard before the Board of Directors.

8. TERMINATION WITHOUT CAUSE OR FOR GOOD REASON. Officer’s employment under this Agreement may be terminated by the Company at any time without Cause or by the Officer for Good Reason (as defined in Section 21). Except as provided in Section 9 below, in the event Officer’s employment under this Agreement is terminated by the Company without Cause or by the Officer for Good Reason, the Company shall pay Officer the following payments and benefits:

a.	The Accrued Rights;

b.	a lump sum payment equal to two (2) times the sum of (i) the annual base salary payable to Officer as of the date of the Officer’s Separation from Service and (ii) the target bonus established by the Compensation Committee of the Board of Directors for the Officer pursuant to the Company’s annual cash bonus plan for the year in which the Separation of Service occurs;

c.	Officer shall also continue to be covered under health and life insurance plans of the Company for twenty-four (24) months, or the Company shall provide the economic equivalent thereof if such continuation is not permissible under the terms of the Company’s insurance plans;

d.	If Officer’s employment is terminated following the end of a fiscal year and prior to the payment date for the bonus described in Section 4(a), if any, that Officer would have been entitled to receive with respect to such completed fiscal year, based upon the Company’s actual results, the Company shall pay to Officer, at the time such bonus is paid to other executives of the Company according to the terms of the applicable bonus program adopted by the Company, the amount of such bonus described in Section 4(a), if any, that Officer would have been entitled to receive with respect to such completed fiscal year had Officer’s employment not terminated prior to the payment date for such bonus; and a pro rata portion of the bonus described in Section 4(a), if any, that Officer would have been entitled to receive for the fiscal year in which the termination of employment occurs, based upon the Company’s actual results for the year of termination and the percentage of the fiscal year that shall have elapsed through the date of termination of employment, payable to Officer pursuant to Section 4(a) had Officer’s employment not terminated, which pro-rata bonus shall be paid at the time such bonus is paid to other executives of the Company according to the terms of the applicable bonus program adopted by the Company;

Benefits due under Section 8(a)-(c) shall be payable (or commence) within sixty (60) days of the Officer’s Separation from Service, with the date of such payment determined by the Company in its sole discretion in accordance with Section 11 below. Receipt by Officer of the payment and other benefits under this Section 8 shall be subject to Officer’s execution and delivery, pursuant to the terms of Section 11 below, to the Company of a General Release in form and substance reasonably acceptable to the Company and Officer.

9. TERMINATION FOLLOWING A CHANGE IN CONTROL. In the event Officer’s employment under this Agreement is terminated by the Company without Cause within twelve (12) months following the occurrence of a Change in Control (as defined in Section 21 herein) or by Officer for Good Reason within twelve (12) months following the occurrence of a Change in Control (as defined in Section 21 herein), the Company shall pay Officer the following payments and benefits:

a.	a lump sum payment equal to two (2) times the sum of (i) the annual base salary payable to Officer as of the date of the Officer’s Separation from Service and (ii) the target bonus established by the Compensation Committee of the Board of Directors for the Officer pursuant to the Company’s annual cash bonus plan for the year in which the Separation of Service occurs;

b.	Officer shall also continue to be covered under health and life insurance plans of the Company for two years (2) years, or the Company shall provide the economic equivalent thereof if such continuation is not permissible under the terms of the Company’s insurance plans; and

c.	If Officer’s employment is terminated following the end of a fiscal year and prior to the payment date for the bonus described in Section 4(a), if any, that Officer would have been entitled to receive with respect to such completed fiscal year, based upon the Company’s actual results, the Company shall pay to Officer, at the time such bonus is paid to other executives of the Company according to the terms of the applicable bonus program adopted by the Company, the amount of such bonus described in Section 4(a), if any, that Officer would have been entitled to receive with respect to such completed fiscal year had Officer’s employment not terminated prior to the payment date for such bonus; and a pro rata portion of the bonus described in Section 4(a), if any, that Officer would have been entitled to receive for the fiscal year in which the termination of employment occurs, based upon the Company’s actual results for the year of termination and the percentage of the fiscal year that shall have elapsed through the date of termination of employment, payable to Officer pursuant to Section 4(a) had Officer’s employment not terminated, which pro-rata bonus shall be paid at the time such bonus is paid to other executives of the Company according to the terms of the applicable bonus program adopted by the Company.

Benefits due under this Section 9 shall be payable (or commence) within sixty (60) days of the Officer’s Separation from Service, with the date of such payment determined by the Company in its sole discretion in accordance with Section 11 below. Receipt by Officer of any payment or other benefits under this Section 9 shall be subject to Officer’s execution and delivery, pursuant to the terms of Section 11 below, to the Company of a General Release in form and substance reasonably acceptable to the Company and Officer.

10. TERMINATION BY OFFICER WITHOUT GOOD REASON. Officer may terminate her employment under this Agreement at any time other than for Good Reason (as defined in Section 21 herein) upon the provision of sixty (60) days prior written notice to the Company. In such event, the Company shall pay Officer the Accrued Rights, and officer shall not be entitled to any other benefits under this Agreement following the date of termination of this employment with the Company. In the event Officer gives notice of her intent to terminate her employment other than for Good Reason, the Company may elect to waive the period of notice or any portion thereof and accept Officer’s resignation prior to the end of the notice period.

11. COORDINATION WITH RELEASE. Notwithstanding any provision herein to the contrary, the provisions of this Section 11 shall apply to the payment of benefits under Sections 8 and 9 (the “Severance Payments”). The Severance Payments shall be made only if Officer shall have executed, on or prior to the Release Expiration Date (as defined below), a General Release in form and substance reasonably acceptable to the Company and Officer (the “Release”) and any waiting periods contained in the Release shall have expired. In any instance where the execution of a Release is required, the Company shall deliver the Release to the Officer within eight (8) days following the date of the Officer’s Separation from Service. If Officer fails to execute and deliver the Release on or prior to the Release Expiration Date or timely revokes Officer’s acceptance of the Release thereafter, Officer shall not be entitled to any Severance Payments. The Severance Payments shall be made immediately upon the expiration of any waiting periods contained in the Release, or if no waiting periods are applicable, within two (2) business days following Officer’s execution and delivery of the Release to the Company; provided, however, notwithstanding anything herein to the contrary, in any case where the date the Separation from Service and the Release Expiration Date fall in two separate taxable years, any Severance Payments that are treated as deferred compensation for purposes of Section 409A of the Code shall be made in the later taxable year. For purposes of this Section 11, the “Release Expiration Date” shall mean the later of (i) the date of the Officer’s Separation from Service, and (ii) the date that is twenty-one (21) days following the date on which the Company timely delivers a Release to the Officer for the Officer’s execution, or in the event that the Officer’s Separation from Service is “in connection with an exit incentive or other employment termination program” (as such phrase is defined in the Age Discrimination in Employment Act of 1967), the date that is forty-five (45) days following such delivery date.

12. RESTRICTIVE COVENANTS.

a.	Confidential Information. Officer agrees not to disclose, either during the time he is employed by the Company or following the termination of her employment at the Company, any confidential information concerning the Company, including, but not limited to, customer lists, business plans, contract terms, financial costs, sales data, or business opportunities whether for existing, new or developing businesses.

b.	Non-Compete. For a period of two (2) years following the date of the termination of Officer’s employment with the Company other than in the event of a termination by the Officer for Good Reason, Officer agrees that he will not, either as an individual for her own account, as a partner or joint venturer, or as an employee, agent, officer, director, consultant, owner or otherwise, without the written consent of the Company, own, finance, operate, manage, design, build, solicit prospects for or otherwise enter into or engage in any phase of:

(i)	the ambulatory surgery business, or

(ii)	any other line of business in which the Company is engaged on the date of termination of Officer’s employment with the Company (for purposes of clarification, the Company shall not be deemed to be engaged in a line of business if the Company provides the goods or services that constitute such line of business solely to business units, segments or subsidiaries of the Company or facilities owned or operated by the Company), in the case of each of (i) and (ii) above in any state within the United States or in any foreign country or territory in which the Company or any of its subsidiaries conducts business as of the date of termination of Officer’s employment with the Company. The Company and Officer acknowledge and agree that the provisions of this Section 12(b) shall not restrict Officer from accepting employment or otherwise being involved with a business (such as a company that owns or operates hospitals or health systems) other than United Surgical Partners International, Inc. and Surgical Care Affiliates, Inc. and their respective affiliates that has a unit, division, segment or subsidiary that competes with the Company as described above in this Section 12(b) so long as Officer does not directly participate in the management of the unit, division, segment or subsidiary that competes with the business of the Company as described in subsections (i) and (ii) above.

c.	Non-Solicitation. Upon termination or expiration of her employment, whether voluntary or involuntary, Officer agrees not to directly or indirectly solicit business of the type described in Sections 12(b)(i) and 12(b)(ii) above from any entity, organization or person which has contracted with the Company, which has been doing business with the Company, or from which the Officer knew or had reason to know that the Company was soliciting or going to solicit business at the time of Officer’s termination, for a two-year-year period from the date of Officer’s termination of her employment with the Company.

d.	Enforcement. Officer and the Company acknowledge and agree that any of the covenants contained in this Section 12 may be specifically enforced through injunctive relief, but such right to injunctive relief shall not preclude Company from other remedies which may be available to it.

e.	Termination. Notwithstanding any provision to the contrary otherwise contained in this Agreement, the agreements and covenants contained in this Section 12 shall not terminate upon Officer’s termination of her employment with the Company or upon the termination of this Agreement under any other provision of this Agreement.

13. VACATION. During each year of this Agreement, Officer shall be entitled to not less than twenty five (25) paid vacation days per year, which shall accrue monthly.

14. BENEFITS. In addition to the benefits specifically provided for herein, Officer shall be entitled to participate in all benefit plans maintained by the Company for employees generally according to the terms of such plans.

15. NOTICES. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing, and if sent by registered or certified mail to her residence in the case of Officer, or to its principal office in the case of the Company.

16. WAIVER OF BREACH. The waiver by either party of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by the other party.

17. ATTORNEYS’ FEES. In the event that either party initiates legal proceedings to enforce any provision of this Agreement or resolve any dispute hereunder, and Officer is the prevailing party, then the Company shall be responsible for payment of the Officer’s reasonable attorneys’ fees incurred in connection therewith.

18. ASSIGNMENT. The rights and obligations of the Company under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Company. The Officer acknowledges that the services to be rendered by her are unique and personal, and the Officer may not assign any of her rights or delegate any of her duties or obligations under this Agreement.

19. ENTIRE AGREEMENT. This instrument contains the entire agreement of the parties with respect to the matters addressed herein. It may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought. This Agreement shall be governed by the laws of the State of Tennessee.

20. HEADINGS. The sections, subjects and headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

21. DEFINITIONS. For purposes of this Agreement the following definitions shall apply:

a.	“Change in Control” shall mean the occurrence of any of the following:

(i)	the acquisition of at least a majority of the outstanding shares of Common Stock (or securities convertible into Common Stock) of the Company by any person, entity or group (as used in Section 13(d)(3) and Rule 13d-5(b)(1) under the Exchange Act);

(ii)	the merger or consolidation of the Company with or into another corporation or other entity, or any share exchange or similar transaction involving the Company and another corporation or other entity, if as a result of such merger, consolidation, share exchange or other transaction, the persons who owned at least a majority of the Common Stock of the Company prior to the consummation of such transaction do not own at least a majority of the Common Stock of the surviving entity after the consummation of such transaction;

(iii)	the sale of all, or substantially all, of the assets of the Company; or

(iv)	any change in the composition of the Board of Directors of the Company, such that persons who at the beginning of any period of up to two years constituted at least a majority of the Board of Directors of the Company, or persons whose nomination was approved by such majority, cease to constitute at least a majority of the Board of Directors of the Company at the end of such period.

b.	“Company” shall mean AmSurg Corp., any successor entity or their successors or assigns.

c.	“Good Reason” shall exist if:

(i) there is a material diminution in the nature or the scope of Officer’s authority and responsibilities;

(ii) there is a material diminution in Officer’s rate of base salary or overall compensation (for reasons other than Company performance or stock price);

(iii) the Company changes the principal location in which Officer is required to perform services outside a twenty (20) mile radius of such location without Officer’s consent; or

(iv) the Company engages in any other action or inaction that constitutes a material breach of this Agreement by the Company.

A termination under the circumstances listed above shall be for “Good Reason” only if (A) Officer notifies the Company of the existence of the condition that otherwise constitutes Good Reason within ninety (90) days of the initial existence of the condition, (B) the Company fails to remedy the condition within forty-five (45) days following its receipt of Officer’s notice of Good Reason and (C) the Officer Separates from Service from the Company due to the condition within twelve (12) months of the initial existence of such condition.

d.	“Separation from Service” shall mean the date on which the Company and Officer reasonably anticipate that no further services will be performed after such date, or that the level of bona fide services Officer will perform after such date will permanently decrease to no more than 20% of the average level of bona fide services performed over the immediately preceding 36-month period. Whether a Separation from Service occurs shall be interpreted consistent with Section 1.409A-1(h) of the U.S. Treasury Regulations.

e.

“Performance Termination” shall mean the termination of Officer’s employment by the Company without Cause (as defined in Section 7) following the failure of the Company to achieve at least 85% of the budgeted level of earnings from continuing operations before income taxes (Corporate Pre-Tax Profits) or other similar budget measure approved by the Board of Directors of the Company (as such measure may be adjusted by the Board during any fiscal year) and designated by the Board of Directors as the budget measure for purposes of this definition of “Performance Termination,” during any two fiscal years during a consecutive three fiscal year period. The determination whether the Company has failed to achieve any such budget measure for a fiscal year shall be based upon the Company’s audited financial statements for such fiscal year. In making a determination whether the Company has failed to achieve any such budget measure for a fiscal year, the Board shall consider the impact of changes in general economic conditions, legal or regulatory changes generally affecting the industry in which the Company operates, and adverse weather incidents or other acts of God that are not within the control of the Company. In the event the Board of Directors determines that the Company has failed to achieve such budget measure in any fiscal year, the Board will give the Officer written notice of such fact within five (5) business days following the filing of the Annual Report on Form 10-K for the Company for such fiscal year. In the event the Board of Directors determines to terminate Officer’s employment without Cause pursuant to a Performance Termination, the Board must give Officer notice of such termination before the later of (i) 180 days after the end of the second fiscal year end of the Company in which the Company failed to meet such budget measures and (ii) the date of the annual meeting of the Company’s shareholders following the end of the second fiscal year of the Company in which the Company failed to meet such budget measures

22. DELAY OF PAYMENTS. It is intended that (1) each installment of the payments provided under this Agreement is a separate “payment” for purposes of Section 409A of the Code, and (2) that the payments satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Code, including those provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(9)(iii), and 1.409A-1(b)(9)(v). Notwithstanding anything to the contrary in this Agreement, if the Company determines (i) that on the date Officer’s employment with the Company terminates or at such other time that the Company determines to be relevant, Officer is a “specified employee” (as such term is defined under Treasury Regulation 1.409A-1(i)(1)) of the Company and (ii) that any payments to be provided to Officer pursuant to this Agreement are or may become subject to the additional tax under Section 409A(a)(1)(B) of the Code or any other taxes or penalties imposed under Section 409A of the Code (“Section 409A Taxes”) if provided at the time otherwise required under this Agreement then such payments shall be delayed until the date that is six months after the date of Officer’s Separation from Service with the Company, or, if earlier, the date of the Officer’s death. Any payments delayed pursuant to this Section 22 shall be made in a lump sum on the first day of the seventh month following Officer’s Separation from Service, or, if earlier, the date of the Officer’s death (the “Section 409A Payment Date”). In addition, to the extent that any reimbursement, fringe benefit or other, similar plan or arrangement in which the Officer participates during the term of the Officer’s employment under this Agreement or thereafter provides for a “deferral of compensation” within the meaning of Section 409A of the Code, (i) the amount eligible for reimbursement or payment under such plan or arrangement in one calendar year may not affect the amount eligible for reimbursement or payment in any other calendar year (except that a plan providing medical or health benefits may impose a generally applicable limit on the amount that may be reimbursed or paid), (ii) subject to any shorter time periods provided herein or the applicable plans or arrangements, any reimbursement or payment of an expense under such plan or arrangement must be made on or before the last day of the calendar year following the calendar year in which the expense was incurred, and (iii) such right to reimbursement or payment shall not be subject to liquidation or exchange for another benefit.

23. HEALTH BENEFITS. The costs of the Company’s portion of any post termination health or life insurance premiums due under this Agreement shall be included in the Officer’s gross income to the extent the provision of such benefits is deemed to be discriminatory under Section 105(h) of the Code.

24. DEEMED RESIGNATION. In the event Officer’s employment under this Agreement is terminated for any reason, unless otherwise determined by the Board of Directors of the Company, Officer shall be deemed, without any further action on the part of Officer, to have automatically resigned as a director of the Company and as an officer and director, if applicable, of all subsidiaries of the Company.

25. SECTION 280G LIMITATION.

a.	Notwithstanding any other provision to the contrary, if any payments or benefits Executive would receive from the Company pursuant to this Agreement or otherwise (collectively, the “Payments”) would, either separately or in the aggregate, (i) constitute “parachute payments” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Payments will be equal to the Reduced Amount (defined below). The “Reduced Amount” will be either (1) the entire amount of the Payments, or (2) an amount equal to the largest portion of the Payments that would result in no portion of any of the Payments (after reduction) being subject to the Excise Tax, whichever amount after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes), results in the Executive’s receipt, on an after-tax basis, of the greatest amount of the Payments. If a reduction in the Payments is to be made so that the amount of the Payments equals the Reduced Amount, the Payments will be paid only to the extent permitted under the Reduced Amount alternative; provided, that in the event the Reduced Amount is paid, the cash payments set forth in Section 9 shall be reduced as required by the operation of this Section 25.

b.

The Company shall engage the accounting firm engaged by the Company for general audit purposes at least 20 business days prior to the effective date of the Change in Control to perform any calculation necessary to determine the amount, if any, payable to Executive pursuant to Section 9, as limited by this Section 25. If the accounting firm so engaged by the Company is also serving as accountant or auditor for the individual, entity or group that will control the Company following the Change in Control, the Company may appoint a nationally recognized accounting firm other than the accounting firm engaged by the Company for general audit purposes to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

c.	The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and Executive within 20 days after the date on which such accounting firm has been engaged to make such determinations or within such other time period as agreed to by the Company and Executive. Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon the Company and Executive.

d.	Notwithstanding the foregoing, in determining the reduction, if any, that shall occur as a result of this Section 25, the amounts payable or benefits to be provided to Executive shall be reduced such that the economic loss to Executive as a result of the Excise Tax elimination is minimized. In applying this principle, the reduction shall be made in a manner consistent with the requirements of Section 409A of the Code and where two economically equivalent amounts are subject to reduction but payable at different times, such amounts shall be reduced on a pro rata basis but not below zero.

e.	In the event that following the payment of any Payments pursuant to Section 9, as reduced, if applicable, as required by the operation of Section 25(a)-(d), the Internal Revenue Service (the “IRS”) determines that Officer is liable for the Excise Tax as a result of the receipt of such Payments or Reduced Amount, as applicable, then Officer shall be obligated to pay back to the Company, within 30 days after final IRS determination, an amount of the Payments or Reduced Amount, as applicable, equal to the “Repayment Amount.” The Repayment Amount shall be the smallest such amount, if any, as shall be required to be paid to the Company so that the Officer’s net proceeds with respect to the Payments or Reduced Amount, as applicable, (after taking into account the payment of the Excise Tax imposed on such Payments or Reduced Amount, as applicable) shall be maximized. Notwithstanding the foregoing, the Repayment Amount shall be zero if a Repayment Amount of more than zero would not eliminate the Excise Tax imposed on the Payments or Reduced Amount. If the Excise Tax is not eliminated pursuant to this paragraph, Officer shall pay the Excise Tax.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written.

/s/ Claire M. Gulmi
Claire M. Gulmi

AMSURG CORP.

/s/ Christopher A. Holden
Name: Christopher A. Holden
Title: Chief Executive Officer